UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2015

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On April 30, 2015, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), issued a press release announcing that the Company has received an approval letter from the Listing Qualification department of the Nasdaq Stock Market indicating that the staff has approved the Company’s application to list its ordinary shares on the NASDAQ Capital Market. The Company’s ordinary shares was transferred to the NASDAQ Capital Market at the opening of business on April 28, 2015.

While on the NASDAQ Global Market, the Company was notified on December 8, 2014 that the bid price of its ordinary shares had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, it did not comply with Listing Rule 5450(a)(1). The Company was provided 180 calendar days, or until June 8, 2015 to regain compliance. Upon transfer, the Company will be afforded the remainder of this compliance period. If compliance with the $1.00 bid price requirement cannot be demonstrated by June 8, 2015, the Company may be eligible for an additional compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the NASDAQ Capital Market, with the exception of the bid price requirement.

A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated April 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

	By:	/s/ Zengyong Wang
	Name:	Zengyong Wang
	Title:	Chairman, Chief Executive Officer

Dated: April 30, 2015